LUXOFT HOLDING, INC
Commerce House
Wickhams Cay 1, P.O. Box 3140
Road Town, Tortola
VG1110, British Virgin Islands
August 14, 2018

Dear Shareholder:
You are cordially invited to attend our 2018 Annual Meeting of Shareholders to be held Friday, September 14, 2018, at 10:00 a.m. (EDT), at 100 Wall Street, Suite 503, New York, New York 10005 (the "2018 Annual Meeting").
If you owned our ordinary shares at the close of business on August 10, 2018, you are entitled to vote on the matters which are listed in the Notice of 2018 Annual Meeting of Shareholders (the “Notice”).
The Board of Directors recommends a vote "FOR" each of the proposals listed as Items 1 and 2 in the Notice.
You may vote via the Internet, by telephone or by completing and mailing the proxy card you received in the mail (in each case, in accordance with the instructions on your proxy card or your voting instruction). If you attend the 2018 Annual Meeting of Shareholders, you may vote your shares in person, even if you have previously voted your proxy. Your vote is important, regardless of the number of ordinary shares you own or whether or not you plan to attend the 2018 Annual Meeting of Shareholders. Accordingly, whether or not you plan to attend the 2018 Annual Meeting of Shareholders, after reading the enclosed Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card or your voting instruction form to ensure that your shares will be represented and voted at the 2018 Annual Meeting of Shareholders.
We are proud that you have chosen to invest in Luxoft. On behalf of our management and directors, thank you for your continued support and confidence. We look forward to seeing you at our 2018 Annual Meeting of Shareholders.
/s/ Anatoly Karachinskiy
Anatoly Karachinskiy
Chairman of the Board

LUXOFT HOLDING, INC
Commerce House
Wickhams Cay 1, P.O. Box 3140
Road Town, Tortola
VG1110, British Virgin Islands

Notice of 2018 Annual Meeting of Shareholders

August 14, 2018

TIME AND DATE. . . .	10:00 A.M. EDT, Friday, September 14, 2018
PLACE. . . . . . . . . . . .	100 Wall Street, Suite 503, New York, New York 10005

ITEMS OF BUSINESS

Item		Board Vote Recommendation
1.	To elect each of the eight directors named in the proxy statement to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified.	"FOR"

2.	To ratify the appointment of Ernst & Young LLC as our independent registered public accounting firm for the fiscal year ending March 31, 2019.	"FOR"

3.	To transact such other business as may properly come before the 2018 Annual Meeting of Shareholders.	N/A
The accompanying proxy statement describes these items in more detail. As of the date of this Notice of 2018 Annual Meeting of Shareholders (the “Notice”), we have not received notice of any other matters that may be properly presented at the 2018 Annual Meeting of Shareholders (the “2018 Annual Meeting”).

RECORD DATE. . . . . .	The record date for the determination of the shareholders entitled to vote at the 2018 Annual Meeting, or any adjournments or postponements thereof, was the close of business on August 10, 2018.
INSPECTION OF LIST OF SHAREHOLDERS OF RECORD. . . . . . . .	A list of the shareholders of record as of August 10, 2018 will be available for inspection at the 2018 Annual Meeting.
VOTING. . . . . . . . . . .

We strongly encourage you to vote. Please vote as soon as possible, even if you plan to attend the 2018 Annual Meeting in person. You can submit your vote prior to the date of the Annual Meeting by: Internet, telephone, or mail in accordance with instructions on your proxy card or your voting instruction form.

PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD.

A proxy statement describing the matters to be voted upon at the 2018 Annual Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about August 14, 2018, to all shareholders entitled to vote at the 2018 Annual Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K and will be available on our website at www.luxoft.com on or about August 14, 2018. If you plan to attend the 2018 Annual Meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the 2018 Annual Meeting.
Whether or not you plan to attend the 2018 Annual Meeting, it is important that your shares be represented and voted at the 2018 Annual Meeting. Accordingly, after reading the Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card or your voting instruction. The proxy card must be received by our transfer agent or at our office located at 100 Wall Street, Suite 503, New York, New York 10005 not later than 11:59 p.m. (EDT) on September 13, 2018 to be validly included in the tally of shares voted at the 2018 Annual Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

By Order of the Board of Directors of Luxoft Holding, Inc:

/s/ Anatoly Karachinskiy
Anatoly Karachinskiy
Chairman of the Board

TABLE OF CONTENTS

PAGE
GENERAL INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1
QUESTIONS AND ANSWERS ABOUT THE 2018 ANNUAL MEETING, THE PROXY MATERIALS AND VOTING YOUR SHARES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1
PROPOSAL 1: ELECTION OF DIRECTORS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	7
PROPOSAL 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	10
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT. . . .	12
DOCUMENTS ON DISPLAY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	14
OTHER MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	14

PROXY STATEMENT
LUXOFT HOLDING, INC 2018 ANNUAL MEETING OF SHAREHOLDERS

GENERAL INFORMATION
The Board of Directors (the "Board") of Luxoft Holding, Inc, a British Virgin Islands company ("we," "us," "Luxoft" or the "Company"), is soliciting proxies to be used at the annual meeting of shareholders (the "2018 Annual Meeting") of the Company to be held at 100 Wall Street, Suite 503, New York, New York 10005 on Friday, September 14, 2018, at 10:00 a.m. (EDT) and any postponement or adjournment thereof.
This proxy statement (the "Proxy Statement") and the accompanying Notice of 2018 Annual Meeting of Shareholders (the “Notice”) and form of proxy are first being distributed to shareholders on or about August 14, 2018. The Board is requesting that you permit your ordinary shares to be represented at the 2018 Annual Meeting by the persons named as proxies for the 2018 Annual Meeting.
The proxy solicitation materials, including the Notice, this Proxy Statement, our annual report on Form 20-F for the fiscal year ended March 31, 2018, which includes our audited consolidated financial statements for the fiscal year ended March 31, 2018 (the "2018 Annual Report"), and the proxy card (collectively, the "Proxy Materials"), are being furnished to the holders of our Class A ordinary shares and our Class B ordinary shares, in connection with the solicitation of proxies by the Board for use in voting at the 2018 Annual Meeting. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the 2018 Annual Meeting. Please read it carefully.

QUESTIONS AND ANSWERS ABOUT
THE 2018 ANNUAL MEETING, THE PROXY MATERIALS AND VOTING YOUR SHARES
WHY AM I RECEIVING THESE MATERIALS?
Our Board has delivered the Proxy Materials to you in connection with the solicitation of proxies for use at the 2018 Annual Meeting. As a shareholder, you are invited to attend the 2018 Annual Meeting and are requested to vote on the items of business described in this Proxy Statement.
WHAT IS A PROXY?
Our Board is soliciting your vote at the 2018 Annual Meeting. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.
Glen Granovsky, Natasha Ziabkina and Paul Simmons each have been designated as the Company’s proxies for the 2018 Annual Meeting.
WHAT PROPOSALS WILL BE VOTED ON AT THE 2018 ANNUAL MEETING?
There are two proposals that will be voted on at the 2018 Annual Meeting:

1.
To elect each of the eight directors named in this Proxy Statement to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified; and

2.	To ratify the appointment of Ernst & Young LLC as our independent registered public accounting firm for the fiscal year ending March 31, 2019.
HOW DOES THE BOARD RECOMMEND I VOTE?
Our Board unanimously recommends that you vote:

•	"FOR" the election of each director named in this Proxy Statement (Proposal No. 1); and

•	"FOR" ratification of the appointment of Ernst & Young LLC as our independent registered public accounting firm for the fiscal year ending March 31, 2019 (Proposal No. 2).
WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE 2018 ANNUAL MEETING?
If any other matters are properly presented for consideration at the 2018 Annual Meeting, including, among other things, consideration of a motion to adjourn or postpone the 2018 Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the 2018 Annual Meeting.
WHO CAN VOTE AT THE 2018 ANNUAL MEETING?
Shareholders of record at the close of business on August 10, 2018, the date established by the Board for determining the shareholders entitled to vote at our 2018 Annual Meeting (the "Record Date"), are entitled to vote at the 2018 Annual Meeting.
On the Record Date, 22,423,328 shares of our Class A ordinary shares and 11,117,582 shares of our Class B ordinary shares were outstanding and entitled to vote at the 2018 Annual Meeting. Holders of Class A shares are entitled to one vote for each Class A share owned for each matter to be voted on at the 2018 Annual Meeting. As of the Record Date, holders of Class A ordinary shares are eligible to cast an aggregate of 22,423,328 votes at the 2018 Annual Meeting. Holders of Class B ordinary shares are entitled to ten votes for each Class B ordinary share owned for each matter to be voted on at the 2018 Annual Meeting. As of the Record Date, holders of Class B ordinary shares are eligible to cast an aggregate of 111,175,820 votes at the 2018 Annual Meeting. Holders of Class A ordinary shares and Class B ordinary shares (together, “ordinary shares”) will vote together as a single class on all proposals to be voted on at the 2018 Annual Meeting.
A list of the shareholders of record as of August 10, 2018 will be available for inspection at the 2018 Annual Meeting.
WHAT CONSTITUTES A QUORUM?
A majority of the votes of our outstanding ordinary shares as of the Record Date must be present, in person or represented by proxy, at the 2018 Annual Meeting in order to properly convene the 2018 Annual Meeting. This is called a quorum. If there are not enough votes of the ordinary shares present both in person and by timely and properly submitted proxies to constitute a quorum, the 2018 Annual Meeting may be adjourned by the Chairman of the meeting until such time as a sufficient number of votes are present. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.
WHAT IS THE DIFFERENCE BETWEEN BEING A "SHAREHOLDER OF RECORD" AND A "BENEFICIAL OWNER" HOLDING SHARES IN STREET NAME?
Shareholder of Record: You are a "shareholder of record" if your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC. The Proxy Materials are sent directly to a shareholder of record.
Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the "beneficial owner" of shares held in "street name" and your bank or other nominee is considered the shareholder of record. Your bank or other nominee forwarded the Proxy Materials to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares by completing a voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the 2018 Annual Meeting, but you may not vote these shares in person at the 2018 Annual Meeting unless you obtain a "legal proxy" from the bank or other nominee that holds your shares, giving you the right to vote the shares at the 2018 Annual Meeting.
HOW DO I VOTE?
Shareholders of record can vote their shares in person, by attending the 2018 Annual Meeting, by telephone or over the Internet in accordance with the instructions on your proxy card, or by mail, by completing, signing and mailing your proxy card. The proxy card must be received by our transfer agent or at our office located at 100 Wall

Street, Suite 503, New York, New York 10005 not later than 11:59 p.m. (EDT) on September 13, 2018 to be validly included in the tally of shares voted at the 2018 Annual Meeting.
If you are a beneficial owner whose ordinary shares are held in "street name" (i.e. through a bank, broker or other nominee), you will receive voting instructions from the institution holding your shares. The methods of voting will depend upon the institution's voting processes, including voting via the telephone or the Internet. Please contact the institution holding your ordinary shares for more information.
WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?
It means that your ordinary shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.
WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?
Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows: "FOR" the election of Luxoft's eight director nominees named in this Proxy Statement (Proposal No. 1) and "FOR" the ratification of the appointment of Ernst & Young LLC as our independent registered public accounting firm for the fiscal year ending March 31, 2019 (Proposal No. 2). If you do not return a proxy, your shares will not be counted for purposes of determining whether a quorum exists and your shares will not be voted at the 2018 Annual Meeting.
Beneficial Owners: If you are a beneficial owner whose ordinary shares are held in "street name" (i.e. through a bank, broker or other nominee) and you do not give voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may exercise discretionary authority to vote on matters that the New York Stock Exchange ("NYSE") determines to be "routine." Your bank, broker or other nominee is not allowed to vote your shares on "non-routine" matters and this will result in a "broker non-vote" on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. The only item on the 2018 Annual Meeting agenda that may be considered routine is Proposal No. 2 relating to the Ratification of Appointment of the Independent Registered Public Accounting Firm for the fiscal year ending March 31, 2019; however, we cannot be certain whether this will be treated as a routine matter since our Proxy Statement is prepared in compliance with the laws of British Virgin Islands rather than the rules applicable to domestic U.S. reporting companies. We strongly encourage you to submit your voting instructions and exercise your right to vote as a shareholder.
CAN I CHANGE MY VOTE OR REVOKE MY PROXY?
If you are a shareholder of record, you may revoke your proxy at any time prior to the vote at the 2018 Annual Meeting. If you submitted your proxy by mail, you must file with the Corporate Secretary of the Company a written notice of revocation or deliver, prior to the vote at the 2018 Annual Meeting, a valid, later-dated proxy. Attendance at the 2018 Annual Meeting will not have the effect of revoking a proxy unless you give written notice of revocation to the Corporate Secretary before the proxy is exercised or you vote by written ballot at the 2018 Annual Meeting. If you are a beneficial owner whose ordinary shares are held through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the 2018 Annual Meeting and voting in person.
HOW WILL THE PROXIES BE SOLICITED AND WHO WILL BEAR THE COSTS?
We will pay the cost of soliciting proxies for the 2018 Annual Meeting. Proxies may be solicited by our directors, executive officers and employees, without additional compensation, in person, or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons. We may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.
WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE 2018 ANNUAL MEETING?
Representatives of American Stock Transfer & Trust Company LLC, our inspectors of election, will tabulate and certify the votes. We plan to announce preliminary voting results at the 2018 Annual Meeting, and we will report the final results in a Current Report on Form 6-K, which we will file with the SEC shortly after the 2018 Annual Meeting.
WHAT VOTE IS REQUIRED TO APPROVE EACH ITEM?
The affirmative vote of a majority of the votes of the shares entitled to vote on the proposal that were present and voted at the 2018 Annual Meeting is required to elect directors (Proposal No. 1) and to ratify the Audit Committee's appointment of Ernst & Young LLC as the Company's independent registered public accounting firm for the year ending March 31, 2019 (Proposal No. 2).
WHAT ARE ABSTENTIONS AND BROKER NON-VOTES AND HOW WILL THEY BE TREATED?
An "abstention" occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. For the purpose of determining the presence of a quorum, abstentions are counted as present.
Abstentions will have no effect on the outcome of either proposal.
A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the 2018 Annual Meeting in person or by proxy but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner.
Broker non-votes will have no effect on the outcome of either proposal.
WHAT DO I NEED TO DO TO ATTEND THE 2018 ANNUAL MEETING?
If you plan to attend the 2018 Annual Meeting in person, you will need to bring proof of your ownership of ordinary shares, such as your proxy card or transfer agent statement, as of the close of business on August 10, 2018 and present an acceptable form of photo identification such as a passport or driver's license. Cameras, recording devices and other electronic devices will not be permitted at the meeting.
If you are a beneficial owner holding shares in "street name" through a bank, broker or other nominee and you would like to attend the 2018 Annual Meeting, you will need to bring an account statement or other acceptable evidence of ownership of ordinary shares as of the close of business on August 10, 2018. In order to vote at the meeting, you must contact your bank, broker or other nominee in whose name your shares are registered and obtain a “legal proxy” from your bank, broker or other nominee and bring it to the 2018 Annual Meeting, as described above.
WHAT ARE THE FISCAL YEAR END DATES?
Each of our fiscal years ends on March 31.
WHERE CAN I GET A COPY OF THE PROXY MATERIALS?
Copies of our 2018 Annual Report, including consolidated financial statements as of and for the year ended March 31, 2018, the proxy card, the Notice and this Proxy Statement are available on our Company's website at www.luxoft.com. The contents of that website are not a part of this Proxy Statement.
Additional copies of the 2018 Annual Report are available at no charge upon written request. To obtain additional copies of the 2018 Annual Report, please contact us at Luxoft Holding, Inc, 100 Wall Street, Suite 503, New York, New York 10005, Attention: Corporate Secretary. The request must include a representation by the shareholder that as of our record date, August 10, 2018, such shareholder was entitled to vote at the 2018 Annual Meeting.

CORPORATE GOVERNANCE AND OTHER MATTERS

General
Our Amended and Restated Memorandum of Association and Articles of Association (the “M&AA”) contain provisions governing the ability of shareholders to bring business before any meeting of shareholders of the Company. Effective as of August 14, 2018, as part of the Board's ongoing review of corporate governance practices, our Board of Directors has adopted amendments to the M&AA relating to (i) the procedures that shareholders must comply with in order to nominate directors and properly bring any business before shareholder meetings and (ii) clarifications regarding the ability of the Company’s shareholders to act by written consent. The Board believes that the amendments conform the M&AA to customary governance standards and trends.

Effect of the Amendments
The amendments, among other things, include the following requirements:

•	Shareholder Action by Written Consent

o
Section 8.22 of the Articles of Association, as amended, clarifies that the ability of the Company’s shareholders to act by written consent shall remain in place for so long as IBS Group Limited and its affiliates hold more than 50% of the total voting power represented by the voting securities of the Company.

•	Advance Notice Provisions

o
New Section 8.23 of the Articles of Association provides that, for any business, including any nomination, to be properly brought before an annual shareholder meeting by a shareholder, such shareholder must have given timely notice thereof in proper written form to the Secretary of the Company, such notice to be delivered not less than 90 days nor more than 120 days prior to the one-year anniversary date of the immediately preceding annual meeting. To be in proper form, the notice must set forth certain enumerated information regarding the proposing shareholder and, in the case of director nominations, the proposed nominee, including information with respect to any agreements, arrangements or understandings by and among any of the proposed nominees, or by and among any proposing shareholder and any other person pertaining to the nomination(s) or business to be brought before the meeting, identifying the parties to such agreements and identifying any persons known by the proposing shareholder to support such nominations or such business to be brought before the meeting, including information regarding such person's beneficial ownership in the Company's shares. The notice must be amended or supplemented should any required information included in the initial notice become incorrect or incomplete.

o
Only such business shall be conducted at a special meeting of shareholders as shall have been brought before the meeting by or at the direction of the Company’s Board of Directors. Nominations of persons for election to the Board of Directors may be made at a special meeting of shareholders at which directors are to be elected by or at the direction of the Board of Directors or, provided that the special meeting has been called in accordance with Section 8.3 of the Articles of Association, by any shareholder of the Company who, among other things, submits timely notice to the Secretary of the Company, which complies with the form of notice requirements applicable to annual shareholder meetings. To be considered timely, such notice must be received by the Secretary of the Company not earlier than the close of business on the 120th day prior to the scheduled date for such special meeting and not later than the close of business on the later of the 90th day prior to the scheduled date of such special meeting or the 10th day following the day of the public announcement of the date of such meeting and of the nominees proposed by the Board of Directors to be elected at the special meeting is first made.

The amendments to the M&AA became effective upon the approval by the Board as of August 14, 2018.
The discussion above is qualified in its entirety by reference to the full text of the Amended and Restated Memorandum of Association and Articles of Association marked to show all changes (additions are underlined and deletions are struck through), which is attached hereto as Appendix A - AMENDED & RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION.

PROPOSAL 1:
ELECTION OF DIRECTORS
Our Memorandum and Articles of Association provide that the Board will consist of no fewer than two directors, and it does not specify the maximum number of directors. The exact number of members of the Board will be determined from time to time by resolution of a majority of our entire Board or by resolution of a majority of the votes of the holders of our ordinary shares. The Board currently consists of eight members. Our Board has determined that Thomas Pickering, Marc Kasher and Esther Dyson are independent under applicable SEC and NYSE rules. During the year ended March 31, 2018, each director attended over 90% of all Board meetings and over 90% of the meetings of each committee of the Board on which he or she serves.
Our Board has nominated the individuals identified below for election as directors at the 2018 Annual Meeting, each of whom is a current director of the Company. Each of these directors will hold office until the annual meeting of shareholders in 2019, and until his/her respective successor has been elected and duly qualified. The director nominees set forth below have consented to being named in this Proxy Statement as nominees for election as directors and have agreed to serve as directors if elected.
We are soliciting proxies in favor of the election of the nominees identified below. Unless otherwise instructed, the proxy holders will vote the proxies received by them “FOR” the director nominees named below. If any nominee becomes unable to serve or for good cause will not serve as a director, an event that the Company does not currently anticipate, it is intended that proxies will be voted for any substitute nominee designated by the Board to fill the vacancy or the Board may elect to reduce its size. As of the date of this Proxy Statement, the Board has no reason to believe that the persons named as nominees will be unable or unwilling to serve as directors, if elected.
Biographical information concerning the nominees appears below. Ages are set forth as of July 31, 2018.

Name	Age	Position
Esther Dyson (1)(3)	67	Director
Glen Granovsky(2)	55	Director
Marc Kasher (1)(2)(3)	48	Director
Anatoly Karachinskiy(2)	59	Director, Chairman of the Board
Thomas Pickering (1)(3)	86	Director
Dmitry Loshchinin	51	Director, Chief Executive Officer and President
Sergey Matsotsky	56	Director
Yulia Yukhadi(2) ____________	47	Director
(1) Member of our Audit Committee.
(2) Member of our Compensation Committee.
(3) Determined by our board of directors to be "independent" as defined in Rule 10A-3(b)(1) under the Exchange Act and the rules of the NYSE Listed Company Manual.

Director Nominees (All current Directors to be Re-elected in 2018)
Esther Dyson has been a member of our board of directors since February 2014. In May 2013, Ms. Dyson founded the Way to Wellville, a not-for-profit organization focused on community health. Previously, she worked as a journalist at Forbes and a technology analyst New Court Securities and Oppenheimer & Co. Additionally, Ms. Dyson worked as editor-in-chief for and was chairman of EDventure Holdings from 1983. Ms. Dyson is a member of the boards of 23andMe, Meetup Inc., Pressreader, Wellpass, and Yandex (NASDAQ: YNDX). She was also the founding chairman of the Internet Corporation for Assigned Names and Numbers (ICANN). Between 1997 and 2013, Ms. Dyson was a member of the advisory board of IBS Group. Ms. Dyson holds a Bachelor of Arts in economics from Harvard University and a certificate of training completion from Yuri Gagarin Cosmonaut Training Center.

Glen Granovsky has been a member of our board of directors since 2006. He has served as Director of IBS Group since 1999. Mr. Granovsky served as President and CEO of Luxoft USA, Inc. (formerly IBS USA, Inc.) between 2005 and 2010. Mr. Granovsky is also a Director of WB Services Inc., Discreet Management and Consulting Limited, The Custodians of Russian Culture Inc., Oradell Equities Inc., News 360 International Group Inc., Paramus Enterprises Ltd., RS-Technologies Ltd., BXA Investments Ltd. and Jazva Inc. Prior to joining us, Mr. Granovsky was head of the IT sales team at Intermicro Joint Venture and a manager at Asiatronics Limited, U.K. Mr. Granovsky holds a Master's degree in Applied Mathematics and Information Systems Management from Gubkin Russian State University of Oil and Gas.
Marc Kasher has been a member of our board of directors since September of 2013. Mr. Kasher is the Founder and CEO of Sapiens Advisors, an international consulting company working with global institutions providing advisory services in raising capital, strategic acquisitions, corporate governance, financial management, and investor relations. Prior to founding Sapiens Advisors, Mr. Kasher was a Managing Director at PineBridge Investments (formerly known as AIG Investments). Prior to PineBridge Investments, Mr. Kasher worked for the United States Agency for International Development, where he was involved in projects that focused on privatization strategies in several countries of the former Soviet Union. Mr. Kasher served in the past as a director of several Pine Bridge Investments' portfolio companies. Mr. Kasher holds a Master of Business Administration with a concentration in finance from Georgetown University and a Bachelor of Arts degree from Tufts University.
Anatoly Karachinskiy has been a member of our board of directors since 2013. Mr. Karachinskiy is the co-founder of IBS Group. Prior to founding IBS Group, Mr. Karachinskiy was the technical director of Intermicro Joint Venture. Mr. Karachinskiy previously worked at PROSYSTEM, an Australian computer hardware company, and at the All-Union Research and Development Institute for Railroad Transport. Mr. Karachinskiy has an undergraduate degree in systems engineering from the Moscow Institute of Railroad Engineers.
Thomas Pickering has been a member of our board of directors since June 2013. Mr. Pickering is the Vice Chairman at international consulting firm Hills & Company. He served as Senior Vice President for International Relations at the Boeing Company until his retirement in 2006. Prior to joining the Boeing Company, Mr. Pickering served as Undersecretary of State for Political Affairs at the U.S. Department of State. Mr. Pickering was U.S. ambassador to the Russian Federation, India, Israel, El Salvador, Nigeria and the Hashemite Kingdom of Jordan. Mr. Pickering received a Bachelor's degree in history from Bowdoin College and a Master's degree from the Fletcher School of Law and Diplomacy at Tufts University.
Dmitry Loshchinin Dmitry Loshchinin has served as our Chief Executive Officer since our inception in 2000. Mr. Loshchinin also became a director of Luxoft in November of 2013. Prior to joining Luxoft, Mr. Loshchinin served in management roles within software companies such as Kerntechnik, Entwicklung, Dinamyk GmbH, Siemens Nixdorf Informationssysteme, AG and IBM Corp. Beginning in 1998, he also oversaw IBS Group's initiative to offer offshore services. This initiative eventually became Luxoft. Mr. Loshchinin holds a Master of Science degree in Applied Mathematics from Moscow State University and completed an executive education program at the Wharton School of the University of Pennsylvania.
Sergey Matsotsky has been a member of our board of directors since November 2013. Mr. Matsotsky is a co-founder and Senior Vice President of IBS Group, and Chief Executive Officer of IBS IT Services. Prior to founding IBS Group in 1992, Mr. Matsotsky was commercial director of a large Russian IT company. Mr. Matsotsky holds an undergraduate degree in Automation and Applied Mathematics from the Gubkin Russian State University of Oil and Gas.
Yulia Yukhadi Yulia Yukhadi has been a member of our board of directors since February 2015. Ms. Yukhadi has served as Chief Financial Officer of IBS Group since 2006 and as Chief Financial Officer of PressReader Inc. since 2017. Prior to that, Ms. Yukhadi served as financial director and vice president of finance with various consumer goods and telecom companies between 2003 and 2006, and held a position as the financial controller in the financial department of IBS Group between 1998 and 2003. She holds an undergraduate degree in mathematical economics from the Moscow State University. Ms. Yukhadi is a Certified Management Accountant.

See "What vote is required to approve each item?" and "What are abstentions and broker non-votes and how will they be treated?"
Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH DIRECTOR NOMINEE

PROPOSAL 2:
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
The Audit Committee of the Board (the "Audit Committee"), which is composed entirely of independent directors, has selected Ernst & Young LLC, independent registered public accounting firm, to audit our financial statements for the fiscal year ending March 31, 2019. Ratification of the selection of Ernst & Young LLC by shareholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the shareholders for ratification at the 2018 Annual Meeting. If the shareholders do not ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain Ernst & Young LLC, but may, in their discretion, retain Ernst & Young LLC. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interests of the Company and its shareholders.
Representatives from Ernst & Young LLC will be in attendance at the 2018 Annual Meeting via videoconference to respond to any appropriate questions and will have the opportunity to make a statement, if they so desire.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
            None.
Independent Registered Public Accounting Firm Fees and Other Matters
            The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm:

	Fiscal years ended March 31,
	2018	2017
	(in thousands of U.S. dollars)
Audit Fees(1)	$1,525	$1,111
Audit‑Related Fees(2)	—	20
Tax Fees(3)	106	10
All Other Fees(4)	2	—
Total	$1,633	$1,141

(1)
"Audit Fees" include fees for services performed by our independent public accounting firm in connection with our annual audit for the years ended March 31, 2018 and 2017, certain procedures regarding our quarterly financial results submitted on Form 6-K for the year ended March 31, 2018, the filing of our annual reports on Form 20-F, and consultation concerning financial accounting and reporting standards.

(2)
"Audit-Related Fees" relate to assurance and associated services that are traditionally performed by the independent auditor, including accounting consultation and consultation concerning financial accounting and reporting standards.

(3)
"Tax Fees" include fees for professional services rendered by our independent registered public accounting firm for advice related to tax compliance, transfer pricing and tax on actual or contemplated transactions.

(4)	"All Other Fees" include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

Pre-Approval Policy
Our Audit Committee has adopted a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent registered public accounting firm. Our Audit Committee pre-approved all audit and non-audit services provided to us and to our subsidiaries during the periods listed above.
See "What vote is required to approve each item?" and "What are abstentions and broker non-votes and how will they be treated?"
Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF ERNST & YOUNG LLC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MARCH 31, 2019

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of July 31, 2018 by:

•	each person or entity that, to our knowledge, beneficially owns 5% or more of our ordinary shares;

•	each of our director nominees and executive officers individually; and

•	all of our director nominees and executive officers as a group.
The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of July 31, 2018, to be outstanding and to be beneficially owned by the person holding the options, warrants or other currently exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 33,643,383 ordinary shares outstanding as of July 31, 2018, comprising 22,423,328 Class A shares and 11,117,582 Class B shares. Holders of our Class A and Class B ordinary shares have identical rights, including dividend and liquidation rights, provided that, on any matter that is submitted to a vote of our shareholders, holders of our Class A ordinary shares are entitled to one vote per Class A ordinary share and holders of our Class B ordinary shares are entitled to ten votes per Class B ordinary share. Furthermore, one Class B ordinary share is convertible at any time at the option of the holder into one Class A ordinary share. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws. Unless otherwise noted below, each shareholder’s address is c/o Luxoft Holding, Inc, Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola VG1110, British Virgin Islands.

	Shares Beneficially Owned
	Class A		Class B		% of Total
Name of Beneficial Owner	Shares	%	Shares	%	Voting Power
Principal Shareholders:
Awosting Ltd.(1)	8,392,100	25.0	8,387,100	75.4	62.7
Codeffroy Ltd.(1)	2,792,748	8.3	2,730,482	24.6	20.5
FMR LLC(2)	2,165,594	9.7	—	—	1.6
M&G Investment Management Limited (3)	1,295,540	5.8	—	—	1.0
Executive Officers and Directors
Anatoly Karachinskiy	—	—	—	—	—
Marc Kasher	—	—	—	—	—
Sergey Matsotsky	—	—	—	—	—
Mikhail Friedland (4)	29,992	*	—	—	*
Glen Granovsky	56,425	*	—	—	*
Dmitry Loshchinin(5)	1,016,096	4.5	—	—	*
Samuel Mantle	1,453	*	—	—	*
Alwin Bakkenes	2,816	*	—	—	*
Grigory Kauzov	6,058	*	—	—	*
Roman Trachtenberg	10,308	*	—	—	—
Evgeny Fetisov	15,813	*	—	—	*
Thomas Pickering	—	—	—	—	—
Esther Dyson	90,175	*	—	—	*
Yulia Yukhadi	21,250	*	—	—	*
All executive officers and directors as a group (14 persons)	1,250,386	5.3	—	—	1.0

*                                         Less than 1%.

(1)                                 Based on a Schedule 13G/A jointly filed on February 7, 2018 by IBS Group Holding Limited (“IBS Group”), Awosting Ltd. (“Awosting”) and Codeffroy Ltd. (“Codeffroy”), IBS Group has shared voting power and shared dispositive power over 11,117,582 of our Class B ordinary shares and 62,266 of our Class A ordinary shares. IBS Group holds these shares indirectly through Awosting and Codeffroy, its wholly owned subsidiaries. Awosting has shared voting power and shared dispositive power over 8,387,100 Class B ordinary shares and 5,000 Class A Ordinary Shares. Codeffroy has shared voting power and shared dispositive power over 2,730,482 Class B ordinary shares and 62,266 Class A ordinary shares. All Class B ordinary shares (which are convertible into Class A ordinary shares) held by each shareholder were deemed to be converted for the purposes of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by it and (ii) calculating the percentages of Class A ordinary shares owned by it. IBS Group is controlled by Croyton Limited, which serves as the trustee for IBS Group founders trust. Croyton Limited has sole voting and dispositive power over the shares. The address for IBS Group, Awosting and Codeffroy is c/o IBS Group Holding Limited, 11 Hope Street, Douglas, Isle of Man, IM1 1AQ.

(2)                              Based on a Schedule 13G/A filed on February 13, 2018, FMR LLC (“FMR”) holds sole dispositive power over 2,165,594 Class A ordinary shares and sole voting power over 430,843 Class A ordinary shares. FMR reported its securities holdings in the Company on behalf of itself and certain of its affiliates and subsidiaries. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B shares will be voted in accordance with the majority vote of

Series B shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

(3)
Based on a Schedule 13G filed on February 14, 2018, M&G Investment Management Limited (“M&G“) holds sole voting power over 999,544 Class A ordinary shares and sole dispositive power over 1,295,540 Class A ordinary shares. The address of M&G is Governor’s House, Laurence Pountney Hill, London EC4R 0HH.

(4)	Including 25,000 Class A ordinary shares held by Mr. Friedland’s spouse.

(5)                               Including 65,702 restricted stock units vested on August 12, 2018. The receipt of the underlying Class A shares is subject to Mr. Loshchinin’s submission of an exercise notice to us. Mr. Loshchinin’s address is c/o Luxoft Global Operations GmbH, Gubelstrasse 24, 6300 Zug, Switzerland.

DOCUMENTS ON DISPLAY

The Company's Annual Report on Form 20-F filed with the SEC on July 23, 2018 is available for viewing and downloading on the SEC's website at www.sec.gov as well as on the Investor Relations section of the Company's website at www.luxoft.com.
The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company's filings with the SEC may be inspected without charge at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company's SEC filings are also available to the public on the SEC's website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.
OTHER MATTERS
We know of no other matters to be submitted at the 2018 Annual Meeting. If any other matters properly come before the 2018 Annual Meeting, it is the intention of the proxy holders to vote the shares they represent in accordance with their best judgment, unless you direct them otherwise in your proxy instructions.
Whether or not you intend to be present at the 2018 Annual Meeting, we urge you to submit your signed proxy promptly.
/s/ Glen Granovsky
Glen Granovsky
Corporate Secretary
New York, New York
August 14, 2018

APPENDIX A

TERRITORY OF THE BRITISH VIRGIN ISLANDS
The BVI BUSINESS COMPANIES ACT, 2004

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION
AND
ARTICLES OF ASSOCIATION

OF

LUXOFT HOLDING, INC

Incorporated on the 7th day of March, 2006

Amended on the 7th of June, 2013 by a Resolution of the Shareholders and Directors dated 7th June, 2013
Amended on the 14th of August, 2018 by a Resolution of the Directors dated 14th August, 2018

~~Mossack Fonseca~~
Conyers Trust Company (BVI) Limited

~~Akara Bldg., 24 De Castro Street,~~
Commerce House
Wickhams Cay 1, Road Town
Tortola, British Virgin Islands
British Virgin Islands

TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE BVI BUSINESS COMPANIES ACT 2004

MEMORANDUM OF ASSOCIATION

OF
Luxoft Holding, Inc
a company limited by shares

1.	DEFINITIONS AND INTERPRETATION

1.	In this Memorandum of Association and the attached Articles of Association, if not inconsistent with the subject or context:
“Act” means the BVI Business Companies Act, 2004 (No. 16 of 2004) and includes the regulations made under the Act;
“Affiliate” of a specified Person, means a Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by, or is under common Control with, the Person specified.
“Articles” means the attached Articles of Association of the Company;
“Annual Shareholders Meeting” means the meeting to be held in accordance with Regulation 8;
“Board of Directors of the Company” means the duly appointed board of directors of the Company from time to time;
“Chairman of the Board” has the meaning specified in Regulation 13;
“Change of Control Transaction” means (i) the sale, lease, exchange, or other disposition (other than liens and encumbrances created in the ordinary course of business, including liens or encumbrances to secure indebtedness for borrowed money that are approved by a company’s board of directors (or similar managing function), so long as no foreclosure occurs in respect of any such lien or encumbrance) of all or substantially all of the company’s property and assets (which shall for such purpose include the property and assets of any direct or indirect subsidiary of the company), provided that any sale, lease, exchange or other disposition of property or assets exclusively between or among the company and any direct or indirect subsidiary or subsidiaries of the company shall not be deemed a Change of Control Transaction; (ii) the merger, consolidation, business combination, or other similar transaction of a company with any other entity, other than a merger, consolidation, business combination, or other similar transaction that would result in the voting securities of a company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of a company and more than fifty percent (50%) of the total number of outstanding shares of the company’s share capital (or other equity interests, as applicable), in each case as outstanding immediately after such merger, consolidation, business combination, or other similar transaction, and the shareholder of a company immediately prior to the merger, consolidation, business combination, or other similar transaction own voting securities of a company, the surviving entity or its parent immediately following the merger, consolidation, business combination, or other similar transaction in substantially the same proportions (vis a vis each other) as such shareholder owned the voting securities of a company immediately prior to the transaction; (iii) the recapitalization, liquidation, dissolution, or other similar transaction involving a company, other than a recapitalization, liquidation, dissolution, or other similar transaction that would result in the voting securities of a company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of a company and more than fifty percent of the total number of outstanding shares of a company’s share capital (or other equity interest, as applicable), in each case as outstanding immediately after such recapitalization, liquidation, dissolution or other similar transaction, and the shareholders of a company immediately prior to the recapitalization, liquidation, dissolution or other similar transaction own voting securities of a company, the surviving entity or its parent immediately following the recapitalization, liquidation, dissolution or other similar transaction in substantially the same proportions (vis a vis each other) as such shareholders owned the voting securities of a company immediately prior to the transaction; and (iv) any Change of Control Share Issuance. Notwithstanding anything herein to the contrary, (a) any transfer (whether direct or indirect) of shares in Rus Lux Limited or its Affiliates to a Fund managed, advised or

Controlled by an Affiliate of Rus Lux Limited shall not be deemed a Change of Control Transaction; and (b) any spin-off, split-off, split-up or similar business separation transaction or a series of transactions engaged in by IBS Group Limited or its Affiliates with respect to the Company shall not be deemed a Change of Control Transaction;
“Change of Control Share Issuance” means the issuance by the Company, in a transaction or series of related transactions, of voting securities representing more than two percent (2%) of the total voting power (with respect to the Company, assuming the Class A Shares and Class B Shares each have one (1) vote per share) of the Company before such issuance to any person or persons acting as a group as contemplated in Rule 13d-5(b) under the Exchange Act, as amended (or any successor provision) that immediately prior to such transaction or series of related transactions held fifty percent (50%) or less of the total voting power of a company (with respect to the Company, assuming the Class A Shares and Class B Shares each have one (1) vote per share), such that, immediately following such transaction or series of related transactions, such person or group of persons would hold more than fifty percent (50%) of the total voting power of the Company (with respect to the Company, assuming the Class A Shares and Class B Shares each have one (1) vote per share) ;
“Chief Legal Officer of the Company” means the most senior officer of the Company charged with managing the Company’s legal policies and affairs;
“Class A Shares” shall have the meaning set forth in Clause 6.1(a);
“Class B Shares” shall have the meaning set forth in Clause 6.1(b);
“Control” (including the terms Controlling, Controlled by and under common Control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise;
“Disability” means permanent and total disability such that a natural person is unable to engage in any substantial gainful activity by reason of any medically determinable mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months as determined by a licensed medical practitioner. In the event of a dispute whether a natural person has suffered a Disability, no Disability of a natural person shall be deemed to have occurred unless and until an affirmative ruling regarding such Disability has been made by a court of competent jurisdiction, and such ruling has become final and non-appealable;
“Distribution” in relation to a distribution by the Company to a shareholder means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of the Shareholder, or the incurring of a debt to or for the benefit of a Shareholder, in relation to Shares held by a Shareholder, and whether by means of a purchase of an asset, the purchase, redemption or other acquisition of Shares, a distribution of indebtedness or otherwise, and includes a dividend;
“Effective Time” means the date on which this Memorandum of Association becomes effective pursuant to the laws of the British Virgin Islands;
“Eligible Person” means individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons;
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder;
“Fund” means any company, unit trust, investment trust, investment company, limited partnership, general partnership or other collective investment scheme the assets of which are managed professionally for investment purposes and any wholly owned subsidiary of such Fund;
“Independent Director” means a director of the Company that meets the independence standards set forth in Rule 10A-3(b)(1) under the Exchange Act;
“Memorandum” means this Memorandum of Association of the Company;
“NYSE” means the New York Stock Exchange;

“Person” means any natural person, corporation, general or limited partnership, limited liability company, association, joint venture, trust, estate, governmental authority or any other legal entity, in each case whether in its own or a representative capacity;
“Registrar” means the Registrar of Corporate Affairs appointed under section 229 of the Act;
“Resolution of Directors” means either:

(a)
a resolution approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(a)	a resolution consented to in writing by all directors or by all members of a committee of directors of the Company, as the case may be.

“Resolution of Shareholders” means:

(a)
a resolution approved at a duly convened and constituted meeting of the Shareholders of the Company by the affirmative vote of a majority of in excess of 50% of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted; or

(b)	a resolution consented to in writing by a majority of in excess of 50% of the votes of the Shares entitled to vote thereon; or

(c)
in the event of a proposed merger or acquisition, or in the event of an amendment of (i) Clauses 6,7,8,9 and 15 of the Memorandum of Association contained herein or (ii) Regulations 9,10 and 15 of the Articles of Association contained herein, a resolution approved at a duly convened and constituted meeting of the Shareholders of the Company by the affirmative vote of a majority of two thirds (2/3) or more of the votes of the Shares entitled to vote thereon which were present at the meeting and voted, or a resolution consented to in writing by the same number of the votes of the Shares entitled to vote thereon.

“Seal” means any seal which has been duly adopted as the common seal of the Company;
“Securities” means Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire shares or debt obligations;
“Share” means a share issued or to be issued by the Company;
“Shareholder” means an Eligible Person whose name is entered in the register of members of the Company as the holder of one or more Shares or fractional Shares;
“Transfer” of a Class B Share means any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A Transfer shall also include, without limitation, (i) a transfer of a Class B Share to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership) or (ii) the transfer of, or entering into a binding agreement with respect to, Voting Control over a Class B Share by proxy or otherwise; provided, however, that the following shall not be considered a Transfer: (a) the grant of a proxy to officers or directors of the Company at the request of the Board of Directors in connection with actions to be taken at an annual or special meeting of shareholders; or (b) the pledge of Class B Shares that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction so long as the Class B Shareholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such Class B Share or other similar action by the pledge shall constitute a Transfer; (c) the fact that, as of the Effective Time, the spouse of any holder of Class B Shares possesses or obtains an interest in such holder’s Class B Shares arising solely by reason of the application of the community property laws, or similar family law, of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a Transfer of such Class B Shares; (d) a transfer (whether direct or indirect) of a Class B Share to a Fund managed, advised or Controlled by Rus Lux Limited or any Affiliate of Rus Lux Limited; or (e) a transfer (whether direct or indirect) of a Class B Share to any Affiliate (whether a natural person or otherwise) of IBS Group Limited or other initial holder of a Class B Share or any subsequent transfer by such transferees to any Affiliate thereof;
“Treasury Share” means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled;
“Voting Control” with respect to a Class B Share means the exclusive power (whether directly or indirectly) to vote or direct the voting of such Class B Share by proxy, voting agreement, or otherwise;
“written” or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, electronic mail, telegram, telex or telecopy, and “in writing” shall be construed accordingly;

2.	In the Memorandum and the Articles, unless the context otherwise requires a reference to:

(a)	a “Regulation” is a reference to a regulation of the Articles;

(b)	a “Clause” is a reference to a clause of the Memorandum;

(c)	voting by Shareholders is a reference to the casting of the votes attached to the Shares held by the Shareholder voting;

(d)	the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended or, in the case of the Act, any re-enactment thereof; and

(e)	the singular includes the plural and vice versa.

3.	Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and the Articles unless otherwise defined herein.

4.	Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and the Articles.
2.    NAME
The name of the Company is Luxoft Holding, Inc
3.    STATUS
The Company is a company limited by shares.
4.    REGISTERED OFFICE AND REGISTERED AGENT

4.1	The first registered office of the Company is at Akara Bldg., 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands, the office of the first registered agent.

4.2	The first registered agent of the Company is Mossack Fonseca & Co. (B.V.I.) Ltd., P.O. Box 3136, Road Town, Tortola, British Virgin Islands.

1.	The Company may by Resolution of Shareholders or by Resolution of Directors change the location of its registered office or change its registered agent.

2.
Any change of registered office or registered agent will take effect on the registration by the Registrar of a notice of the change filed by the existing registered agent or a legal practitioner in the British Virgin Islands acting on behalf of the Company.

5.    CAPACITY AND POWERS

5.1	Subject to the Act and any other British Virgin Islands legislation, the Company has, irrespective of corporate benefit:

(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)	for the purposes of paragraph (a), full rights, powers and privileges.

5.2	For the purposes of section 9(4) of the Act, there are no limitations on the business that the Company may carry on.
6.    NUMBER AND CLASSES OF SHARES

6.1	The Company is authorized to issue a maximum of 80,000,000 Shares of no par value comprised of the following two classes:
(a)    50,000,000 Class A ordinary shares of no par value (the “Class A Shares”); and
(b)    30,000,000 Class B ordinary shares of no par value (the “Class B Shares”).

6.2	The Company may issue fractional Shares and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares.

6.3	Shares may be issued in one or more series of Shares as the directors may by Resolution of Directors determine from time to time.

6.4
The Company shall at all times reserve and keep available out of its authorized but unissued Class A Shares, solely for the purpose of effecting the conversion of the Class B Shares, such number of its Class A Shares as shall from time to time be sufficient to effect the conversion of all outstanding Class B Shares into Class A Shares.

7.    RIGHTS OF SHARES

7.1	Each Class A Share in the Company confers upon a holder of Class A Shares the right to one (1) vote at a meeting of Shareholders or on any Resolution of Shareholders;

7.2	Each Class B Share confers upon a holder of Class B Shares the right to ten (10) votes at a meeting of Shareholders or on any Resolution of Shareholders;

7.3	Each Class A Share and each Class B Share confers upon the Shareholder:

(a)
the right to an equal share in any dividend paid by the Company; provided that in the event that any such dividend is paid in the form of Shares or rights to acquire Shares, the holders of Class A Shares shall receive Class A Shares or rights to acquire Class A Shares, as the case may be, and the holders of Class B Shares shall receive Class B Shares or rights to acquire Class B Shares, as the case may be; and

(b)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

7.4
In connection with any Change of Control Transaction with respect to the Company, Class A Shares and Class B Shares shall be treated equally, identically and ratably, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to Shareholders of the Company, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Shares and Class B Shares each voting separately as a class. Any merger or consolidation of the Class A Shares with or into any other entity, which is not a Change of Control Transaction, shall require approval by the affirmative vote of the holders of a majority of the outstanding Class A Shares and Class B Shares, each voting separately as a class, unless (i) the Class A Shares and Class B Shares remain outstanding and no other consideration is received in respect thereof or (ii) such shares are converted on a pro rata basis into shares of the surviving or parent entity in such transaction having identical rights to the shares of Class A Shares and Class B Shares, respectively.

7.5
If the Company in any manner subdivides or combines the outstanding Class A Shares or Class B Shares, the outstanding shares of the other such class shall be subdivided or combined in the same proportion and manner.

7.6	The Company may by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares in the Company subject to Regulation 3 of the Articles.

8.	CONVERSION

(a)	Each Class B Share is convertible at any time at the option of the holder into one Class A Share upon written notice to the transfer agent of the Company.

(b)	Each Class B Share will convert automatically into one Class A Share upon the earliest of:

.1.	such date and time as is specified by the affirmative vote or written consent of the holders of two thirds (2/3) or more of the outstanding Class B Shares, voting as a single class;

.2.
5:00 p.m. in New York City, New York on the next trading day immediately following the earliest date on which the number of outstanding Class B Shares represents less than 10% of the aggregate combined number of outstanding Class A and Class B Shares;

.3.
5:00 p.m. in New York City, New York on the seventh anniversary of the Effective Time; provided, however, that if the seventh anniversary of the Effective Time is not a trading day on the registered national securities exchange on which the Shares of the Company are listed for trading, then 5:00 p.m. in New York City, New York on the last trading day on the registered national securities exchange on which the Shares of the Company are listed for trading prior to such anniversary;

.4.	with respect to each Class B Share held by a Class B Shareholder, upon the consummation of a Change of Control Transaction with respect to any Class B Shareholder;

.5.	a Transfer of such share; provided no such automatic conversion shall occur in the case of a Transfer:

A.
by a Class B Shareholder to any Affiliate of such Class B Shareholder, provided that such Class B holder is not a natural person, unless such natural person directly or indirectly had beneficial ownership of Class B shares on the date of effectiveness of the Articles.

B.	for estate or tax planning purposes:

i.
to a trust for the benefit of such Class B Shareholder or persons other than such Class B Shareholder so long as such Class B Shareholder has sole dispositive power and exclusive Voting Control with respect to the Class B Shares held by such trust; provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to such Class B Shareholder and, provided, further, that in the event such Class B Shareholder no longer has sole dispositive power and exclusive Voting Control with respect to the Class B Shares held by such trust, each Class B Share then held by such trust shall automatically convert into one Class A Share; or

ii.
to a corporation, partnership or limited liability company (or other legal entity) in which such Class B Shareholder directly, or indirectly through one or more permitted transferees, owns shares, partnership interests or membership interests, as applicable, with sufficient Voting Control in the in the corporation, partnership, limited liability company, or other legal entity as the case may be, or otherwise has legally enforceable rights, such that the Class B Shareholder retains sole dispositive power and exclusive Voting Control with respect to the Class B Shares held by such corporation, partnership, limited liability company or other legal entity, as the case may be; provided, that in the event the Class B Shareholder no longer owns sufficient shares, partnership interests, membership interests, or other interest as applicable, or otherwise no longer has sufficient legally enforceable rights to ensure the Class B Shareholder retains sole dispositive power and exclusive Voting Control with respect to the Class B Shares then held by such corporation, partnership, limited liability company or other legal entity, each Class B Share then held by such corporation, partnership, limited liability company or other legal entity, as applicable shall automatically convert into one Class A Share; or

iii.
to any a pension, profit sharing, stock bonus or other type of plan or trust approved by all of the Independent Directors then serving on the Company’s Board of Directors, or, if the Company is not required by applicable law and does not have any Independent Directors, then approved by a majority of the Company’s Board of Directors so long as such Class B Shareholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Shares held by such account, plan or trust; provided that in the event such Class B Shareholder no longer has sole dispositive power and exclusive Voting Control with respect to the Class B Shares held by such account, plan or trust, each Class B Shares then held by such account, plan or trust shall automatically convert into one Class A Share.

(c)
Each Class B Share held of record by a Class B Shareholder who is a natural person, or formerly held of record by a natural person and transferred by such Class B Shareholder pursuant to Clause 8(b)(5)(B), shall automatically, without any further action, convert into one Class A Share upon the death or Disability of such Class B Shareholder.

(d)
The Company may, from time to time, establish such policies and procedures relating to the conversion of the Class B Shares to Class A Shares and the general administration of this dual class stock structure, including the issuance of share certificates with respect thereto, as it may deem necessary or advisable, and may from time to time request that holders of Class B Shares furnish certifications, affidavits or other proof to the Company as it deems necessary to verify the ownership of Class B Shares and to confirm that a conversion to Class A Shares has not occurred. A determination by the Chief Legal Counsel of the Company that a Transfer results in a conversion to Class A Shares shall be conclusive and binding.

9    CHANGES IN AUTHORIZED ORDINARY SHARES
By Resolution of Shareholders or Resolution of Directors, the Company may (i) consolidate and divide all or any of the unissued authorized shares into shares of larger amount than the existing shares; (ii) sub-divide the Class A Shares, or any of them into shares of smaller amount than is fixed by this Memorandum, subject nevertheless to the provisions of the Act; (iii) cancel any Shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person; or (iv) create new classes of shares with preferences to be determined by the directors at the time of authorization although any such new classes of shares may only be created with prior shareholder approval.

10.	PREFERRED SHARES
Notwithstanding any other provision of this Memorandum or the Articles upon the effectiveness of the Articles, the Company may by Resolution of the Directors, without Shareholder consent, fix the rights preferences and restrictions of such number of preferred shares as the Directors in their sole discretion deem fit in one or more series, and authorise their issuance.
11.    VARIATION OF RIGHTS

If at any time the Shares are divided into different classes, the rights attached to any class may only be varied, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holder of not less than 50% of the issued shares in that class.

12.    RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

13.    REGISTERED SHARES

13.1	The Company shall issue registered shares only.

13.2	The Company is not authorized to issue bearer shares, convert registered shares to bearer shares or exchange registered shares for bearer shares.

14.    TRANSFER OF SHARES

14.1
The Company shall, on receipt of an instrument of transfer complying with Sub-Regulation 7.1 of the Articles, enter the name of the transferee of a Share in the register of members unless the directors resolve to refuse or delay the registration of the transfer.

14.2
The directors may, in their absolute discretion, resolve to refuse or delay the registration of any transfer of any Share for reasons that shall be specified in a Resolution of Directors. If the directors refuse or delay the registration of the transfer they shall, as soon as practicable, send to each of the transferor and the transferee notice of such refusal or delay in the approved form.

15.    AMENDMENT OF THE MEMORANDUM AND THE ARTICLES

15.1	Subject to Clause 8, the Company may amend the Memorandum or the Articles by Resolution of Shareholders or by Resolution of Directors, save that no amendment may be made by Resolution of Directors:

(a)	to restrict the rights or powers of the Shareholders to amend the Memorandum or the Articles;

(b)	to change the percentage of Shareholders required to pass a Resolution of Shareholders to amend the Memorandum or the Articles;

(c)	in circumstances where the Memorandum or Articles cannot be amended by the Shareholders; or

(d)	to Clauses 7, 11 or 12 or this Clause 15.

15.2	Any amendment of the Memorandum or the Articles will take effect on the registration by the Registrar of a notice of amendment, or restated Memorandum and Articles, filed by the registered agent.

We, MOSSACK FONSECA & CO. (B.V.I.) LTD., of P.O. Box 3136, Road Town, Tortola, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign this Memorandum of Association the 7th day of March, 2006.

Incorporator

Sgd. Desiree Chalwell
………………………….………………
Desiree Chalwell
Authorized Signatory
MOSSACK FONSECA & CO. (B.V.I.) LTD.

TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE BVI BUSINESS COMPANIES ACT 2004

ARTICLES OF ASSOCIATION

OF
Luxoft Holding, Inc
a company limited by shares

1.	REGISTERED SHARES

1.
Every Shareholder is entitled to a certificate signed by a director of the Company, or any other person authorized by Resolution of Directors, or under the Seal specifying the number of Shares held by him and the signature of the director, officer or authorized person and the Seal may be facsimiles.

2.
Any Shareholder receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by Resolution of Directors.

3.	If several Eligible Persons are registered as joint holders of any Shares, any one of such Eligible Persons may give an effectual receipt for any Distribution.
2.SHARES

1.	Shares and other Securities may be issued at such times, to such Eligible Persons, for such consideration and on such terms as the directors may by Resolution of Directors determine.

2.	Section 46 of the Act (Pre-emptive rights) does not apply to the Company.

3.
A Share may be issued for consideration in any form, including money, a promissory note, or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

4.	No Shares may be issued for a consideration other than money, unless a Resolution of Directors has been passed stating:

(a)	the amount to be credited for the issue of the Shares;

(b)	their determination of the directors of the reasonable present cash value of the non-money consideration for the issue; and

(c)	that, in the opinion, of the directors, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the Shares.

5.	The Company shall keep a register (the “register of members”) containing:

(a)	the names and addresses of the Eligible Persons who hold Shares;

(b)	the number of each class and series of Shares held by each Shareholder;

(c)	the date on which the name of each Shareholder was entered in the register of members; and

(d)	the date on which any Eligible Person ceased to be a Shareholder.

6.
The register of members may be in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents.

Until the directors otherwise determine, the magnetic, electronic or other data storage form shall be the original register of members.

7.	A Share is deemed to be issued when the name of the Shareholder is entered in the register of members.
3.    UNTRACEABLE SHAREHOLDERS
The Company is entitled to sell any shares of a shareholder who is untraceable, as long as:

(a)	all checks, not being less than three in total number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years;

(b)
the Company has not during that time or before the expiry of the three-month period referred to in the following point received any indication of the existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

(c)
upon expiration of the twelve-year period, the Company has caused an advertisement to be published in newspapers, giving notice of our intention to sell these shares, and a period of three months or such shorter period has elapsed since the date of such advertisement.

The net proceeds of any such sale shall belong to the Company, and when the Company receives these net proceeds the Company shall become indebted to the former shareholder for an amount equal to such net proceeds.
4.    REDEMPTION OF SHARES AND TREASURY SHARES

1.
The Company may purchase, redeem or otherwise acquire and hold its own Shares save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of Shareholders whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without their consent.

4.2
The Company may only offer to purchase, redeem or otherwise acquire Shares if the Resolution of Directors authorising the purchase, redemption or other acquisition contains a statement that the directors are satisfied, on reasonable grounds, that immediately after the acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

1.	Sections 60 (Process for acquisition of own shares), 61 (Offer to one or more shareholders) and 62 (Shares redeemed otherwise than at the option of company) of the Act shall not apply to the Company.

2.
Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 percent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

3.	All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

4.
Treasury Shares may be transferred by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and the Articles) as the Company may by Resolution of Directors determine.

5.
Where Shares are held by another body corporate of which the Company holds, directly or indirectly, shares having more than 50 per cent of the votes in the election of directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

1	MORTGAGES AND CHARGES OF SHARES

1.	Shareholders may mortgage or charge their Shares.

2.	There shall be entered in the register of members at the written request of the Shareholder:

(a)	a statement that the Shares held by him are mortgaged or charged;
(b)    the name of the mortgagee or chargee; and

(c)	the date on which the particulars specified in subparagraphs (a) and (b) are entered in the register of members.

3.	Where particulars of a mortgage or charge are entered in the register of members, such particulars may be cancelled:

(a)	with the written consent of the named mortgagee or chargee or anyone authorized to act on his behalf; or

(b)
upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

4.	Whilst particulars of a mortgage or charge over Shares are entered in the register of members pursuant to this Regulation:

i.	to transfer of any Share the subject of those particulars shall be effected;

ii.	the Company may not purchase, redeem or otherwise acquire any such Share; and
(c)    no replacement certificate shall be issued in respect of such Shares, without the written consent of the named mortgagee or chargee.
6.    FORFEITURE

1.
Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation and for this purpose Shares issued for a promissory note, other written obligation to contribute money or property or a contract for future services are deemed to be not fully paid.

2.	A written notice of call specifying the date for payment to be made shall be served on the Shareholder who defaults in making payment in respect of the Shares.

3.
The written notice of call referred to in Sub-Regulation 6.2 shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

4.
Where a written notice of call has been issued pursuant to Sub-Regulation 6.3 and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

5.
The Company is under no obligation to refund any moneys to the Shareholder whose Shares have been cancelled pursuant to Sub-Regulation 6.4 and that Shareholder shall be discharged from any further obligation to the Company.

1	TRANSFER OF SHARES

1.	Shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to the Company for registration.

2.	The transfer of a Share is effective when the name of the transferee is entered on the register of members.

3.
If the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a)    to accept such evidence of the transfer of Shares as they consider appropriate; and

(b)	that the transferee’s name should be entered in the register of members notwithstanding the absence of the instrument of transfer.

4.	Subject to the Memorandum, the personal representative of a deceased Shareholder may transfer a Share even though the personal representative is not a Shareholder at the time of the transfer.

2	MEETINGS OF SHAREHOLDERS

1.
An Annual Shareholders Meeting shall be held in each year, except that an Annual Shareholders Meeting need not be held in the year of the Company’s listing on NYSE (the “Listing”) or the following year, at such time (within a period of not more than fifteen months (15 months) after the date of the Listing or more than fifteen months after the holding of the last preceding Annual Shareholders Meeting) and place as may be determined by the Directors. At least twenty-one clear days notice shall be given to:

(a)	those Shareholders whose names appear as Shareholders in the register of members of the Company; and

(b)	the Directors.

2.
Any director of the Company may convene meetings of the Shareholders at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable.

3.
Upon the written request of Shareholders entitled to exercise 30 per cent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of Shareholders.

4.	The director convening a meeting shall give not less than 10 days’ notice of a meeting of Shareholders to:

(a)	those Shareholders whose names on the date the notice is given appear as Shareholders in the register of members of the Company and are entitled to vote at the meeting; and
(b)the other directors.

5.
The director convening a meeting of Shareholders may fix as the record date for determining those Shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice.

6.
A meeting of Shareholders held in contravention of the requirement to give notice is valid if Shareholders holding at least 90 per cent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Shareholder at the meeting shall constitute waiver in relation to all the Shares which that Shareholder holds.

7.
The inadvertent failure of a director who convenes a meeting to give notice of a meeting to a Shareholder or another director, or the fact that a Shareholder or another director has not received notice, does not invalidate the meeting.

8.	A Shareholder may be represented at a meeting of Shareholders by a proxy who may speak and vote on behalf of the Shareholder.

9.
The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.

10.
The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Shareholder appointing the proxy. Any proxy given by the Depositary Trust Company (“DTC”), its nominee, any DTC participant or any beneficial owner of Class A Shares registered in the name of DTC’s nominee in customary form and in the ordinary course with respect to an issuer with equity securities registered pursuant to Section 12(b) of the Exchange Act shall be deemed valid.

[ Name of Company ]
I/We being a Shareholder of the above Company HEREBY APPOINT …………
………………… of …………………………… or failing him ………..………………
of ………………………..…… to be my/our proxy to vote for me/us at the meeting of Shareholders to be held on the …… day of …………..…………, 20…… and at any adjournment thereof.
(Any restrictions on voting to be inserted here.)
Signed this …… day of …………..…………, 20……

……………………………
Shareholder

11.	The following applies where Shares are jointly owned:

(a)	if two or more persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Shareholders and may speak as a Shareholder;

(b)	if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and
(c)if two or more of the joint owners are present in person or by proxy they must vote as one.

12.
A Shareholder shall be deemed to be present at a meeting of Shareholders if he participates by telephone or other electronic means and all Shareholders participating in the meeting are able to hear each other.

13.
A meeting of Shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 per cent of the votes of the Shares entitled to vote on Resolutions of Shareholders to be considered at the meeting. A quorum may comprise a single Shareholder or proxy and then such person may pass a Resolution of Shareholders and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Shareholders.

14.
If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

15.
At every meeting of Shareholders, the Chairman of the Board shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present at the meeting, the Shareholders present shall choose one of their number to be the chairman. If the Shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as chairman failing which the oldest individual Shareholder or representative of a Shareholder present shall take the chair.

16.
The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

17.
At any meeting of the Shareholders the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

18.
Subject to the specific provisions contained in this Regulation for the appointment of representatives of Eligible Persons other than individuals the right of any individual to speak for or represent a Shareholder shall be determined by the law of the jurisdiction where, and by the documents by which, the Eligible Person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Shareholder or the Company.

19.
Any Eligible Person other than an individual which is a Shareholder may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Shareholders or of any class of Shareholders, and the individual so authorized shall be entitled to exercise the same rights on behalf of the Eligible Person which he represents as that Eligible Person could exercise if it were an individual.

20.
The chairman of any meeting at which a vote is cast by proxy or on behalf of any Eligible Person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such Eligible Person shall be disregarded.

21.	Directors of the Company may attend and speak at any meeting of Shareholders and at any separate meeting of the holders of any class or series of Shares.

22.
~~An~~For so long as IBS Group Limited and its Affiliates hold more than fifty percent (50%) of the total voting power represented by the voting securities of the Company, an action that may be taken by the Shareholders at a meeting may also be taken by a resolution consented to in writing, without the need for any notice, but if any Resolution of Shareholders is adopted otherwise than by the unanimous written consent of all Shareholders, a copy of such resolution shall forthwith be sent to all Shareholders not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Shareholders. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Eligible Persons holding a sufficient number of votes of Shares to constitute a Resolution of Shareholders have consented to the resolution by signed counterparts.

23.	Notice of Shareholder Business and Nominations
(a)Director Nominations and Shareholder Business at Annual Shareholders Meetings
(1)Nominations of persons for election to the Board of Directors of the Company and the proposal of other business to be considered by the Shareholders may only be brought before an Annual Shareholders Meeting (i) by or at the direction of the Board of Directors or (ii) by any Shareholder of the Company who was a Shareholder of record at the time of giving of notice provided for in this Section 8.23(a) who is entitled to vote at the meeting, who is present (in person or by proxy) at the meeting and who complies with the notice procedures set forth in this Section 8.23(a) as to such nomination or business.  For the avoidance of doubt, the foregoing clause (ii) shall be the exclusive means for a Shareholder to bring nominations or business properly before an Annual Shareholders Meeting, and such Shareholder must comply with the notice and other procedures set forth in this Section 8.23(a) to bring such nominations or business properly before an Annual Shareholders Meeting.
(2)For nominations or other business to be properly brought before an Annual Shareholders Meeting by a Shareholder pursuant to Section 8.23(a)(1)(ii), the shareholder must (i) have given Timely Notice (as defined below) thereof in writing to the Secretary of the Company, (ii) have provided any updates or supplements to such notice at the times and in the forms required by this Section 8.23(a) and (iii) together with the beneficial owner(s), if any, on whose behalf the nomination or business proposal is made, have acted in accordance with the representations set forth in the Solicitation Statement (as defined below) required by this Section 8.23(a).  To be timely, a Shareholder’s written notice shall be received by the Secretary at the registered office of the Company not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the one-year anniversary of the preceding year’s Annual Shareholders Meeting; provided, however, that in the event the Annual Shareholders Meeting is first convened more than thirty (30) days before or more than sixty (60) days after such anniversary date, or if no Annual Shareholders Meeting were held in the preceding year, notice by the Shareholder to be timely must be received by the Secretary of the Company not later than the close of business on the later of the ninetieth (90th) day prior to the scheduled date of such Annual Shareholders Meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made (such notice within such time periods shall be referred to as “Timely Notice”).  The announcement of a postponement of an Annual Shareholders Meeting after notice of the Annual Shareholders Meeting has been given or an adjournment of an Annual Shareholders Meeting shall not commence a new time period for the giving of a shareholder’s notice as described in this Section 8.23(a)(2). Such Shareholder’s Timely Notice shall set forth:
a.as to each person whom the Shareholder proposes to nominate for election or reelection as a director, (i) the name, age, business address and personal address of such person, (ii) the principal occupation of such person, (iii) the class or series and number of all shares of stock of the Company which are, directly or indirectly, owned beneficially or of record by such person and (iv) all other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest or is otherwise required (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected);
b.as to any other business that the Shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, and any material interest in such business of each Proposing Person (as defined below);
c.(i) the name and address of the Shareholder giving the notice, as they appear on the Company’s books, and the names and addresses of the other Proposing Persons (if any) and (ii) as to each Proposing Person, the following information:  (a) the class or series and number of all shares of stock of the Company which are, directly or indirectly, owned beneficially or of record by such Proposing Person or any of its affiliates or associates (for purposes of this Section 8.23, an “affiliate” shall include a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Proposing Person; an “associate” shall include (1) any corporation or organization of which the Proposing Person is an officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities, (2) any trust or other estate in which the Proposing Person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, and (3) any relative or spouse of the Proposing Person, or any relative of such spouse, who has the same home as the Proposing Person), including any shares of any class or series of stock of the Company as to which such Proposing Person or any of its affiliates or associates has a right to acquire beneficial ownership at any time in the future, (b) all Synthetic Equity Interests (as defined below) in which such Proposing Person or any of its affiliates or associates, directly or indirectly, holds an interest including a description of the material terms of each such Synthetic Equity Interest, including without limitation, identification of the counterparty to each such Synthetic Equity Interest and disclosure, for each such Synthetic Equity Interest, as to (x) whether or not such Synthetic Equity Interest conveys any voting rights, directly or indirectly, in such shares to such Proposing Person, (y) whether or not such Synthetic Equity Interest is required to be, or is capable of being, settled through delivery of such shares and (z) whether or not such Proposing Person and/or, to the extent known, the counterparty to such Synthetic Equity Interest has entered into other transactions that hedge or mitigate the economic effect of such Synthetic Equity Interest, (c) any proxy, agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to, directly or indirectly, vote any shares of any class or series of stock of the Company, (d) any rights to dividends or other distributions on the shares of any class or series of stock of the Company, directly or indirectly, owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Company, and (e) any performance-related fees (other than an asset based fee) that such Proposing Person, directly or indirectly, is entitled to based on any increase or decrease in the value of shares of any class or series of stock of the Company or any Synthetic Equity Interests (the disclosures to be made pursuant to the foregoing clauses (a) through (e) are referred to, collectively, as “Material Ownership Interests”) and (iii) a description of the material terms of all agreements, arrangements or understandings (whether or not in writing) entered into by any Proposing Person or any of its affiliates or associates with any other person for the purpose of acquiring, holding, disposing or voting of any shares of any class or series of stock of the Company;
d.(i) a description of all agreements, arrangements or understandings by and among any of the Proposing Persons, or by and among any Proposing Persons and any other person (including with any proposed nominee(s)), pertaining to the nomination(s) or other business proposed to be brought before the meeting of Shareholders (which description shall identify the name of each other person who is party to such an agreement, arrangement or understanding), and (ii) identification of the names and addresses of other Shareholders (including beneficial owners) known by any of the Proposing Persons to support such nominations or other business proposal(s), and to the extent known the class and number of all shares of the Company’s stock owned beneficially or of record by such other Shareholder(s) or other beneficial owner(s); and
e.a statement whether or not the Shareholder giving the notice and/or the other Proposing Person(s), if any, will deliver a proxy statement and form of proxy to holders of, in the case of a business proposal, at least the percentage of voting power of all of the Shares of the Company required under applicable law to approve the proposal or, in the case of a nomination or nominations, at least the percentage of voting power of all of the Shares of the Company reasonably believed by such Proposing Person to be sufficient to elect the nominee or nominees proposed to be nominated by such Shareholder (such statement, the “Solicitation Statement”).
For purposes of this Section 8.23, the term “Proposing Person” shall mean the following persons:  (i) the Shareholder of record providing the notice of nominations or business proposed to be brought before a Shareholders’ meeting, and (ii) the beneficial owner(s), if different, on whose behalf the nominations or business proposed to be brought before a Shareholders’ meeting is made.  For purposes of this Section 8.23, the term “Synthetic Equity Interest” shall mean any transaction, agreement or arrangement (or series of transactions, agreements or arrangements), including, without limitation, any derivative, swap, hedge, repurchase or so-called “stock borrowing” agreement or arrangement, the purpose or effect of which is to, directly or indirectly:  (a) give a person or entity economic benefit and/or risk similar to ownership of shares of any class or series of capital stock of the Company, in whole or in part, including due to the fact that such transaction, agreement or arrangement provides, directly or indirectly, the opportunity to profit or avoid a loss from any increase or decrease in the value of any shares of any class or series of capital stock of the Company, (b) mitigate loss to, reduce the economic risk of or manage the risk of share price changes for, any person or entity with respect to any shares of any class or series of capital stock of the Company, (c) otherwise provide in any manner the opportunity to profit or avoid a loss from any decrease in the value of any Shares of any class or series of stock of the Company, or (d) increase or decrease the voting power of any person or entity with respect to any Shares of any class or series of stock of the Company.

(3)A Shareholder providing Timely Notice of nominations or business proposed to be brought before an Annual Shareholders Meeting shall further update and supplement such notice, if necessary, so that the information (including, without limitation, the Material Ownership Interests information) provided or required to be provided in such notice pursuant to this Section 8.23 shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to such Annual Shareholders Meeting, and such update and supplement shall be received by the Secretary at the principal executive offices of the Company not later than the close of business on the fifth (5th) business day after the record date for the Annual Shareholders Meeting (in the case of the update and supplement required to be made as of the record date), and not later than the close of business on the eighth (8th) business day prior to the date of the Annual Shareholders Meeting (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting).
(4)Notwithstanding anything in the second sentence of Section 8.23(a)(2) to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Company at least ten (10) days before the last day a shareholder may deliver a notice of nomination in accordance with the second sentence of Section 8.23(a)(2), a shareholder’s notice required by this Section 8.23 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary of the Company not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Company.
(b)Director Nominations and Shareholder Business at Special Shareholders Meetings
(1)Only such business shall be conducted at a special meeting of shareholders as shall have been brought before the meeting by or at the direction of the Company’s Board of Directors. Nominations of persons for election to the Board of Directors may be made at a special meeting of shareholders at which directors are to be elected (i) by or at the direction of the Board of Directors or (ii) provided that the special meeting has been called in accordance with Section 8.3 for the purpose of electing directors, by any Shareholder of the Company who (A) is a Shareholder of record both at the time of giving of notice provided for in this Section 8.23(b) and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) complies with the provisions of this Section 8.23(b). In the event the Company calls a special meeting of shareholders for the purpose of electing one (1) or more persons to the Board, any such Shareholder may nominate a person or persons (as the case may be) for election as a director as specified in the Company’s notice of meeting, if the Shareholder’s notice containing all of the information required by Section 8.23(a)(2), as updated consistent with the procedures set forth in Section 8.23(a)(3), shall be received by the Secretary of the Company not earlier than the close of business on the one hundred twentieth (120th) day prior to the scheduled date for such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to the scheduled date of such special meeting or the tenth (10th) day following the day of the public announcement of the date of such meeting and of the nominees proposed by the Board of Directors to be elected at the special meeting is first made. The announcement of a postponement of a special meeting after notice of the meeting has been given or an adjournment of a special meeting shall not commence a new time period for the giving of a shareholder’s notice as described in this Section 8.23(b).

(c)General
(1)Only such persons who are nominated in accordance with the provisions of this Section 8.23 shall be eligible for election and to serve as directors and only such business shall be conducted at an Annual Shareholders Meeting or a special meeting as shall have been brought before the meeting in accordance with the provisions of this Section 8.23.  The Board of Directors or a designated committee thereof shall have the power to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the provisions of this Section 8.23.  If neither the Board of Directors nor such designated committee makes a determination as to whether any Shareholder proposal or nomination was made in accordance with the provisions of this Section 8.23, the presiding officer of the Annual Shareholders Meeting or the special meeting shall have the power and duty to determine whether the Shareholder proposal or nomination was made in accordance with the provisions of this Section 8.23.  If the Board of Directors or a designated committee thereof or the presiding officer, as applicable, determines that any Shareholder proposal or nomination was not made in accordance with the provisions of this Section 8.23, such proposal or nomination shall be disregarded and shall not be presented for action at the Annual Shareholders Meeting or the special meeting.
(2)Except as otherwise provided for in these Articles of Association or required by law, nothing in this Section 8.23 shall obligate the Company or the Board of Directors to include in any proxy statement or other

Shareholder communication distributed on behalf of the Company or the Board of Directors information with respect to any nominee for director or any other matter of business submitted by a Shareholder.
(3)Notwithstanding the foregoing provisions of this Section 8.23, if the nominating or proposing Shareholder (or a qualified representative of the Shareholder) does not appear at the Annual Shareholders Meeting or the special meeting to present a nomination or any business, such nomination or business shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Company.  For purposes of this Section 8.23, to be considered a qualified representative of the proposing Shareholder, a person must be authorized by a written instrument executed by such Shareholder or an electronic transmission delivered by such Shareholder to act for such Shareholder as proxy at the meeting of Shareholders and such person must produce such written instrument or electronic transmission, or a reliable reproduction of the written instrument or electronic transmission, to the presiding officer at the meeting of Shareholders.
(4)For purposes of this Section 8.23, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed or furnished by the Company with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.
(5)Notwithstanding the foregoing provisions of this Section 8.23 a Shareholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 8.23.  Nothing in this Section 8.23 shall be deemed to affect any rights of the holders of any series of preferred shares to elect directors under specified circumstances.

3	DIRECTORS

1.
The first directors of the Company shall be appointed by the first registered agent within 6 months of the date of incorporation of the Company; and thereafter, the directors shall be elected by Resolution of Shareholders or by Resolution of Directors.

2.	No person shall be appointed as a director, or nominated as a reserve director, of the Company unless he has consented in writing to be a director or to be nominated as a reserve director.

3.	Subject to Sub-Regulation 9.1 the minimum number of directors shall be two and there shall be no maximum number.

4.
Each director holds office until the next Annual Shareholders Meeting, or until his successors are elected and qualified, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal.

5.	A director may be removed from office,

(a)
with or without cause, by Resolution of Shareholders passed at a meeting of Shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least 75% of the votes of the Shares entitled to vote; or

(b)	with cause, by a Resolution of Directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

6.
A director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company or from such later date as may be specified in the notice. A director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the Act.

7.
The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office.

8.	A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

9.
Where the Company only has one Shareholder who is an individual and that Shareholder is also the sole director of the Company, the sole Shareholder/director may, by instrument in writing, nominate a person who is not disqualified from being a director of the Company as a reserve director of the Company to act in the place of the sole director in the event of his death.

10.	The nomination of a person as a reserve director of the Company ceases to have effect if:
(a)before the death of the sole Shareholder/director who nominated him.
(i)    he resigns as reserve director, or

(ii)    the sole Shareholder/director revokes the nomination in writing; or

(b)	the sole Shareholder/director who nominated him ceases to be the sole Shareholder/director of the Company for any reason other than his death.
9.11    The Company shall keep a register of directors containing:

(a)	the names and addresses of the persons who are directors of the Company, or who have been nominated as reserve directors of the Company;

(b)	the date on which each person whose name is entered in the register was appointed as a director of the Company, or nominated as a reserve director of the Company;
(c)    the date on which each person named as a director ceased to be a director of the Company;

(d)	the date on which the nomination of any person nominated as a reserve director ceased to have effect; and
(e)    such other information as may be prescribed by the Act.

9.12
The register of directors may be kept in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

9.13	The directors may, by Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.
9.14    A director is not required to hold a Share as a qualification to office.
10.    POWERS OF DIRECTORS

10.1
The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Shareholders.

10.2
Each director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of the Company.

1.
Any director which is a body corporate may appoint any individual as its duly authorized representative for the purpose of representing it at meetings of the directors, with respect to the signing of consents or otherwise.

2.	The continuing directors may act notwithstanding any vacancy in their body.

3.
The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

4.
All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

5.
For the purposes of Section 175 (Disposition of assets) of the Act, the directors may by Resolution of Directors determine that any sale, transfer, lease, exchange or other disposition is in the usual or regular course of the business carried on by the Company and such determination is, in the absence of fraud, conclusive.

11.    PROCEEDINGS OF DIRECTORS

1.	Any one director of the Company may call a meeting of the directors by sending a written notice to each other director.

2.
The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

3.	A director is deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

4.
A director shall be given not less than 3 days’ notice of meetings of directors, but a meeting of directors held without 3 days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

5.
A director may by a written instrument appoint an alternate who need not be a director and the alternate shall be entitled to attend meetings in the absence of the director who appointed him and to vote in place of the director until the appointment lapses or is terminated.

6.
A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only 2 directors in which case the quorum is 2.

7.
If the Company has only one director the provisions herein contained for meetings of directors do not apply and such sole director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Shareholders. In lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

8.
At meetings of directors at which the Chairman of the Board is present, he shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the directors present shall choose one of their number to be chairman of the meeting.

9.
An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of directors consented to in writing by all directors or by all members of the committee, as the case may be, without the need for any notice. The consent may be in the form of counterparts each counterpart being signed by one or more directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last director has consented to the resolution by signed counterparts.

12.    COMMITTEES

1.
The directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

2.	The directors have no power to delegate to a committee of directors any of the following powers:

(a)	to amend the Memorandum or the Articles;

(b)	to designate committees of directors;

(c)	to delegate powers to a committee of directors;

(d)	to appoint or remove directors;

(e)	to appoint or remove an agent;

(f)	to approve a plan of merger, consolidation or arrangement;

(g)	to make a declaration of solvency or to approve a liquidation plan; or

(h)	to make a determination that immediately after a proposed distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

3.
Sub-Regulation (b) and (c) do not prevent a committee of directors, where authorized by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

4.
The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

5.
Where the directors delegate their powers to a committee of directors they remain responsible for the exercise of that power by the committee, unless they believed on reasonable grounds at all times before the exercise of the power that the committee would exercise the power in conformity with the duties imposed on directors of the Company under the Act.

1	OFFICERS AND AGENTS

1.
The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a president and one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

2.
The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors. In the absence of any specific prescription of duties it shall be the responsibility of the Chairman of the Board to preside at meetings of directors and Shareholders, the president to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the president but otherwise to perform such duties as may be delegated to them by the president, the secretaries to maintain the register of members, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

3.	The emoluments of all officers shall be fixed by Resolution of Directors.

4.
The officers of the Company shall hold office until their successors are duly appointed, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

5.	The directors may, by Resolution of Directors, appoint any person, including a person who is a director, to be an agent of the Company.

6.
An agent of the Company shall have such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the following:

(a)    to amend the Memorandum or the Articles;
(b)    to change the registered office or agent;
(c)    to designate committees of directors;
(d)    to delegate powers to a committee of directors;
(e)    to appoint or remove directors;
(f)    to appoint or remove an agent;
(g)    to fix emoluments of directors;
(h)    to approve a plan of merger, consolidation or arrangement;
(i)    to make a declaration of solvency or to approve a liquidation plan;
(j)    to make a determination that the company will, immediately after a proposed distribution, satisfy the solvency test; or

(a)	to authorise the Company to continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands.

7.	The resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

8.	The directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him.

2	CONFLICT OF INTERESTS

1.
A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

2.
For the purposes of Sub-Regulation 14.1, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry into the transaction or disclosure, of the interest, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

3.	A director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction, and, subject to compliance with the Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

3	INDEMNIFICATION

15.1
Subject to the limitations hereinafter provided the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)
is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

(b)	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

1.
The indemnity in Sub-Regulation 15.1 only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

2.
The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

3.
The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

4.
Expenses, including legal fees, incurred by a director in defending any legal, administrative or investigative proceedings maybe paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the director is not entitled to be indemnified by the Company in accordance with Sub-Regulation 15.1.

5.
Expenses, including legal fees, incurred by a former director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the former director to repay the amount if it shall ultimately be determined that the former director is not entitled to be indemnified by the Company in accordance with Sub-Regulation 15.1 and upon such terms and conditions, if any, as the Company deems appropriate.

6.
The indemnification and advancement of expenses provided by, or granted pursuant to, this section is not exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled under any agreement, Resolution of Shareholders, resolution of disinterested directors or otherwise, both as acting in the person’s official capacity and as to acting in another capacity while serving as a director of the Company

7.
If a person referred to in Sub-Regulation 15.1 has been successful in defence of any proceedings referred to in sub-Regulation 15.1, the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

8.
The Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the Articles.

4	RECORDS

1.	The Company shall keep the following documents at the office of its registered agent:

(a)	the Memorandum and the Articles;

(b)	the register of members, or a copy of the register of members;

(c)	the register of directors, or a copy of the register of directors; and

(d)	copies of all notices and other documents filed by the Company with the Registrar of Corporate Affairs in the previous 10 years.

2.	Until the directors determine otherwise by Resolution of Directors the Company shall keep the original register of members and original register of directors at the office of its registered agent.

3.	If the Company maintains only a copy of the register of members or a copy of the register of directors at the office of its registered agent, it shall:

(a)	within 15 days of any change in either register, notify the registered agent in writing of the change; and

(b)	provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

4.	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a)	minutes of meetings and Resolutions of Shareholders and classes of Shareholders;

(b)	minutes of meetings and Resolutions of Directors and committees of directors; and

(c)	an impression of the Seal.

5.
Where any original records referred to in this Regulation are maintained other than at the office of the registered agent of the Company, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 days of the change of location.

6.
The records kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act (No. 5 of 2001) as from time to time amended or re-enacted.

7.
Shareholders, are entitled, on giving written notice to the Company, to inspect and make copies or take extracts of the Company’s Memorandum and Articles ( as amended from time to time); the register of members; the register of directors and minutes of meetings and resolutions of shareholders and those classes of shareholders of which he is a shareholder.

8.
The directors may, if satisfied that it is contrary to the interests of the Company to allow a Shareholder to inspect any document, or part of a document as referenced in Sub- Regulation 15.7, refuse to permit the Shareholder to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. When the directors exercise their power in these circumstances the Shareholder will be notified as soon as practicable.

5	REGISTER OF CHARGES
The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)	the date of creation of the charge;

(b)	a short description of the liability secured by the charge;

(c)	a short description of the property charged;

(d)	the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

(e)	unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)	details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

6	SEAL
The Company shall have a seal. The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one director or other person so authorized from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a facsimile of the Seal and of the signature of any director or authorized person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

7	DISTRIBUTIONS BY WAY OF DIVIDEND

1.
The directors of the Company may, by Resolution of Directors, authorise a Distribution by way of dividend at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the Distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

2.	Dividends may be paid in money, Shares, or other property.

3.
Notice of any dividend that may have been declared shall be given to each Shareholder as specified in Sub-Regulation 21.1 and all dividends unclaimed for 3 years after having been declared may be forfeited by Resolution of Directors for the benefit of the Company.

4.	No dividend shall bear interest as against the Company and no dividend shall be paid on Treasury Shares.

8	ACCOUNTS AND AUDIT

1.
The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

2.
The Company may by Resolution of Shareholders call for the directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

3.	The Company may by Resolution of Shareholders call for the accounts to be examined by auditors.

4.	The first auditors shall be appointed by Resolution of Directors; subsequent auditors shall be appointed by a Resolution of Shareholders or by Resolution of Directors.

5.	The auditors may be Shareholders, but no director or other officer shall be eligible to be an auditor of the Company during their continuance in office.

6.	The remuneration of the auditors of the Company ~~maybe~~may be fixed by Resolution of Directors.

7.
The auditors shall examine each profit and loss account and balance sheet required to be laid before a meeting of the Shareholders or otherwise given to Shareholders and shall state in a written report whether or not:

(a)
in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

(b)	all the information and explanations required by the auditors have been obtained.

8.
The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Shareholders at which the accounts are laid before the Company or shall be otherwise given to the Shareholders.

9.
Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

10.	The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Shareholders at which the Company’s profit and loss account and balance sheet are to be presented.

9	NOTICES

1.
Any notice, information or written statement to be given by the Company to Shareholders may be given by personal service or by mail addressed to each Shareholder at the address shown in the register of members.

2.
Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

3.
Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

10	VOLUNTARY LIQUIDATION
The Company may by Resolution of Shareholders or by a Resolution of Directors appoint a voluntary liquidator.

11	CONTINUATION
The Company may by Resolution of Shareholders or by a resolution passed unanimously by all directors of the Company continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.
We, MOSSACK FONSECA & CO. (B.V.I.) LTD., of P.O. Box 3136, Road Town, Tortola, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign these Articles of Association the 7th day of March, 2006.

1.Incorporator

Sgd. Desiree Chalwell
………………………….………………
Desiree Chalwell
Authorized Signatory
MOSSACK FONSECA & CO. (B.V.I.) LTD.